SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)*

Titan International, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

88830M102

(CUSIP Number)

Janet Yeung MHR Fund Management LLC 1345 Avenue of the Americas, 42nd Floor New York, New York 10105 (212) 262-0005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88830M102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	88830M102	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,200,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,200,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,200,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,005,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,005,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,005,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	88830M102	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,104,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,104,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,104,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 7 of 9 Pages

Page 8 of 9 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 9, the Schedule 13D filed on January 21, 2014 (the “Initial Schedule 13D”), which was amended on February 20, 2014 by Amendment No. 1 to the Initial Schedule 13D (“Amendment No. 1”), on February 27, 2014 by Amendment No. 2 to the Initial Schedule 13D (“Amendment No. 2”), and on April 24, 2014 by Amendment No. 3 to the Initial Schedule 13D (“Amendment No. 3”), and on April 30, 2014 by Amendment No. 4 to the Initial Schedule 13D (“Amendment No. 4”), on July 31, 2014 by Amendment No. 5 to the initial Schedule 13D (“Amendment No. 5”), on December 10, 2014 by Amendment No. 6 to the initial Schedule 13D (“Amendment No. 6”), and on February 29, 2016 by Amendment No. 7 to the Initial Schedule 13D (“Amendment No. 7”), and on October 4, 2016 by Amendment No. 8 to the Initial Schedule 13D (“Amendment No. 8” and, together with the Initial Schedule 13D and Amendment No. 1 through Amendment No. 7, the “Schedule 13D”), and relates to shares of common stock, no par value per share (the “Common Stock”), of Titan International, Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 8.

Item 4	Purpose of Transaction

Item 4 is hereby amended by adding the following:

On February 25, 2019, the Reporting Persons (together with certain of their affiliates, “MHR”) and the Issuer entered into an amendment (the “203 Amendment”) to that certain Agreement (as defined in Amendment No. 7). The 203 Amendment extended the termination date of the Standstill Period (as defined below) to February 26, 2022.

The Agreement (as amended by the 203 Amendment), permits MHR to acquire, subject to certain conditions and limitations, through the period ending February 26, 2022 (the “Standstill Period”), 15% or more, but less than 20%, of the voting power of the shares of voting stock of the Issuer, without triggering the restrictions that would otherwise be imposed under Section 203 of the Delaware General Corporation Law (“Section 203”). If, during the Standstill Period, MHR acquires 20% or more, then Section 203, with certain modifications, would apply as a matter of contract. The Issuer also agreed that so long as MHR is in compliance with its obligations under the Agreement (as amended by the 203 Amendment) during the Standstill Period, the Issuer would not, without the prior written consent of MHR, adopt a stockholder rights plan or similar “poison pill” rights plan triggered by the acquisition of less than 20% of the voting power of the Issuer’s shares.

In addition, MHR agreed pursuant to the 203 Amendment that the provisions set forth in Section 2a of the Agreement (that generally restrict MHR from soliciting proxies or otherwise conducting certain proxy contests, so long as an MHR nominee, or someone that is affiliated or associated with MHR, is serving on the Issuer’s board of directors, as further described in Amendment No. 7) would also be extended through February 26, 2022.

The foregoing description of the 203 Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the 203 Amendment, a copy of which is filed as Exhibit 1 to this Statement.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:

The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018, which disclosed that there were 59,916,973 shares of Common Stock outstanding as of October 25, 2018.

(a) (i) Master Account may be deemed to be the beneficial owner of 715,138 shares of Common Stock held for its own account (approximately 1.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 89,435 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed to be the beneficial owner of 804,573 shares of Common Stock (approximately 1.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iv) Institutional Partners III may be deemed to be the beneficial owner of 7,200,427 shares of Common Stock held for its own account (approximately 12.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3 (d)(1)(i) under the Act).

(v) Institutional Advisors III may be deemed to be the beneficial owner of 7,200,427 shares of Common Stock (approximately 12.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) MHRC may be deemed the beneficial owner of 804,573 shares of Common Stock (approximately 1.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(vii) Fund Management may be deemed to be the beneficial owner of 8,005,000 shares of Common Stock (approximately 13.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100) and Institutional Partners III.

(viii) MHR Holdings may be deemed to be the beneficial owner of 8,005,000 shares of Common Stock (approximately 13.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(ix) Dr. Rachesky may be deemed to be the beneficial owner of 8,104,000 shares of Common Stock (approximately 13.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, Institutional Advisors III and MHR Holdings and (b) stock options to purchase 99,000 shares of Common Stock held directly.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 715,138 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 715,138 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 89,435 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 89,435 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 804,573 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 804,573 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 7,200,427 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 7,200,427 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(v) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 7,200,427 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 7,200,427 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(vi) MHRC may be deemed to have (x) the sole power to direct the disposition of the 804,573 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 804,573 shares of Common Stock which may be deemed to be beneficially owned by MHRC as described above.

(vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of 8,005,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 8,005,000 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(viii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of the 8,005,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 8,005,000 shares of Common Stock which may be deemed to be beneficially owned by MHR Holdings as described above.

(ix) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 8,104,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 8,104,000 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) None.

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Stock held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not Applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 above is incorporated into this Item 6 by reference.

Item 7	Material to Be Filed as Exhibits

Exhibit No.	Description

1

Amendment, dated as of February 25, 2019, to the February 26, 2016, Agreement by and among the Issuer and MHR Institutional Partners III LP, MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Advisors III LLC, MHR Advisors LLC, MHRC LLC, MHR Fund Management LLC, MHR Holdings LLC and Mark H. Rachesky (incorporated by reference to Exhibit 10 to the Issuer’s Current Report on Form 8-K filed on February 25, 2019).

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 26, 2019	MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC,
its General Partner

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

	By:	/s/ Janet Yeung, Attorney in Fact